EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2008 Restated	2007 Restated	2006	2005	2004

Earnings:
Net income	$864	$725	$622	$415	$234
Income tax provision	132	60	95	50	75
Interest expense	1,618	2,046	1,614	1,141	863

Total earnings (a)	$2,614	$2,831	$2,331	$1,606	$1,172

Fixed charges – interest expense (b)	$1,618	$2,046	$1,614	$1,141	$863

Ratio of earnings to fixed charges (a/b)	1.62	1.38	1.44	1.41	1.36

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.